

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Michael Panosian
Chief Executive Officer
Toughbuilt Industries, Inc
25371 Commercentre Drive
Suite 200
Lake Forest, CA 92630

>   **Re: Toughbuilt Industries, Inc**
>   **Registration Statement on Form S-3**
>   **File No. 333-252630**
>   **Filed on February 2, 2021**

Dear Mr. Panosian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing